

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Lin Wei
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

> **Re: 36Kr Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Response Dated July 27, 2022**
> **File No. 001-39117**

Dear Ms. Wei:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3, Key Information, page 1

1. We note your revised disclosure in response to comment 4. We also note your disclosure that you "have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations." In future filings, the disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He, Esq.